Exhibit 99.3

TSX: ERO NYSE: ERO

August 4, 2021

Ero Copper reports record cash flow from operations of $85.1 million in the second quarter

(all amounts in US dollars, unless otherwise noted)

Vancouver, British Columbia – Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) today is pleased to announce its financial results for the three months ended June 30, 2021. Management will host a conference call tomorrow, Thursday, August 5, 2021, at 11:30 a.m. Eastern time to discuss the results. Dial-in details for the call can be found near the end of this press release.

HIGHLIGHTS

•	Copper production of 10,898 tonnes at the MCSA Mining Complex at C1 cash costs(*) of $0.72 per pound of copper produced during the quarter;
•	Gold production of 10,377 ounces at the NX Gold Mine at C1 cash costs(*) of $499 per ounce of gold produced and All-in Sustaining Costs(*) of $660 per ounce of gold produced;
•	Strong quarterly adjusted EBITDA(*) of $85.5 million and adjusted net income attributable to owners of the Company(*) of $53.7 million ($0.58 per share on a diluted basis);
•	Record quarterly cash flow from operations of $85.1 million driven by strong performance across the Company’s operations as well as elevated copper and gold prices;
•	Total cash and cash equivalents of $137.7 million, an increase of $53.1 million quarter-over-quarter and $75.1 million since the end of 2020;
•	Announced a $110 million streaming agreement with Royal Gold (as defined below) in relation to gold production from the NX Gold Mine (the “NX Gold Stream”), unlocking significant shareholder value from the mine and further enhancing the Company’s balance sheet;
•	Net debt position of $19 million at the end of the quarter (excluding proceeds from the NX Gold Stream) versus $74 million at the end of Q1 2021; and,
•	Reiterating full-year production, operating cost and capital expenditure guidance for 2021.

Commenting on the results, David Strang, CEO, stated, “We have built strong momentum on all fronts throughout our organization as we enter the second half of 2021. Our operating results were highlighted by a continuation of higher-than-forecasted grades in the Pilar Mine, aided during the second quarter by an ongoing value engineering program allowing us to access and mine high-grade stopes previously believed to be sterilized within the upper levels of the Pilar Mine. These efforts allowed us to maintain strong copper production while successfully completing the first of two phases of scheduled mill maintenance at the MCSA Mining Complex, and as a result, we generated record quarterly operating cash flows and are well-positioned to achieve full-year production and cost guidance.

1	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

“On the exploration front, we recently released our most significant results to date, highlighted by several of the best drill results in the history of our operations including a 67 meter intercept grading over 9% copper from a new open zone of ‘Superpod’ style mineralization at depth in the Pilar Mine and a nine meter intercept grading over 22 grams per tonne gold at depth within the NX Gold Mine – the best intercept in the history of the mine. We expect both areas, which extend known mineralization beyond the limits of our current mineral resources, along with ongoing exploration efforts, to contribute to Ero’s growth in the years to come.

“Our core focus on generating industry-leading ROIC and unlocking value for shareholders was demonstrated during the quarter with the announcement of a $110 million streaming transaction on the NX Gold Mine. The transaction unlocks value from the NX Gold Mine while forming a strategic partnership highly aligned with our vision to further develop and grow gold production from the mine. The NX Gold Stream, combined with our record cash position and strong cash flow from operations, provides balance sheet strength and flexibility to continue to execute our organic growth initiatives, including the development of the Boa Esperança Project.”

*Earnings before interest, taxes, depreciation and amortization (“EBITDA”), Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share attributable to owners of the Company, C1 cash cost per pound of copper produced, C1 cash cost per ounce of gold produced and All-in Sustaining Costs (“AISC”) per ounce of gold produced are non-IFRS measures – see the Notes section of this press release for additional information. C1 cash cost per pound of copper produced are net of by-product credits from metal produced at the MCSA Mining Complex. AISC per ounce of gold produced are net of by-product credits from metal produced at the NX Gold Mine.

OPERATIONS & EXPLORATION HIGHLIGHTS

▪	Mining & Milling Operations – record operating cash flows driven by operational excellence
•	The MCSA Mining Complex processed 553,992 tonnes of ore grading 2.13% copper, producing 10,898 tonnes of copper in concentrate during the quarter after metallurgical recoveries of 92.5%; H1 2021 copper production totaled 23,536 tonnes based on approximately 1.2 million tonnes processed at copper grades of 2.22% and metallurgical recoveries of 92.2%.
•	Lower quarter-on-quarter tonnes processed due to scheduled mill maintenance at the MCSA Mining Complex was offset by higher-than-planned grades related to favorable grade reconciliations and value engineering opportunities, which allowed for the integration of high-grade stopes within the upper levels of the Pilar Mine into the mining sequence.
•	The NX Gold Mine processed 43,936 tonnes grading 7.45 grams per tonne, producing 10,377 ounces of gold after metallurgical recoveries of 98.6%(*) and 6,803 ounces of silver produced as by-product; H1 2021 tonnes processed totaled 81,548 at an average grade of 7.82 grams per tonne, producing 19,828 ounces of gold after metallurgical recoveries of 96.7% and 12,597 ounces of silver produced a by-product.

(*) Metallurgical recovery rates were elevated during H1 2021 due to contributions from gold recovered through the Company’s “Zero Loss” campaign, which included the reprocessing of mill and foundry scrap, and therefore, may not be representative of metallurgical recoveries from mined ore during the period.

2	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

▪	Exploration Activities – new open zone of high-grade “Superpod” style mineralization identified with best hole drilled in the history of the MCSA Mining Complex
•	MCSA In-Mine and Near-Mine Exploration Programs
➢	Deepening Extension drilling, within the Pilar Mine, has delineated a new open zone of “Superpod” style mineralization extending over 350 meters in strike length below the current mineral resource shell with best hole drilled in the history of the mine of 67.0 meters grading 9.21% copper, including 21.0 meters grading 14.14% copper.
•	NX Gold Mine Exploration Program
➢	Best intercepts in the history of the mine, including 9.0 meters grading 22.66 grams per tonne, continue to demonstrate extensions of the Santo Antonio Vein beyond the current mineral resource shell. In addition, new high-grade extensions of the Matinha Vein have been identified at depth.
➢	Two new mineralized gold systems, known as the Sovaco de Cobra (“Cobra”) and the Mata Verde Systems, located 1.2 kilometers and 25 kilometers, respectively, from the NX Gold Mine, were also discovered during the quarter.
•	MCSA Past Producing Open Pit Mine Re-Evaluation
➢	New drilling continues to confirm two high-grade zones of mineralization within the Surubim District beneath each Lagoa da Mina, part of the past producing Angicos Mine, and the Surubim Mine.
•	Regional Exploration Program
➢	Regional exploration within the Curaçá Valley continues to be a top priority with an aggressive drill program underway for H2 2021.
➢	Six geochemistry teams, four ground gravity teams and three ground induced polarization teams continue to refine drill locations within previously announced target systems.
▪	Organic Growth Projects – executing on high-return, low capital intensity organic growth strategy
•	Mobilization for early works is underway in preparation for construction of the new external shaft supporting the Deepening Extension Project, which upon completion, is expected to support higher production rates from the Pilar Mine at an elevated grade profile. As a result of newly identified “Superpod” style mineralization at depth, the Company has initiated a design review of the new shaft to maximize the value of the mineral resource.
•	The Company continues to progress the Boa Esperança Project optimized Feasibility Study and expects to provide an update on these ongoing studies during Q3 2021.

3	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

▪	Corporate Highlights – strengthened balance sheet to execute organic growth plans
•	The Company announced a $110 million NX Gold Stream, unlocking significant value from the NX Gold Mine by validating the exploration potential of the broader NX Gold land package. Additional detail is provided later in this press release.
•	During the quarter, the Company released its 2020 Sustainability Report, detailing the Company’s commitment to responsible mining as well as its environmental, social, corporate governance and health and safety goals and performance.

4	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

OPERATING AND FINANCIAL HIGHLIGHTS

	3 months ended June 30, 2021	3 months ended March 31, 2021	6 months ended June 30, 2021	3 months ended June 30, 2020	6 months ended June 30, 2020
Operating Highlights
Copper (MCSA Operations)
Ore Processed (tonnes)	553,992	597,594	1,151,586	627,071	1,235,030
Grade (% Cu)	2.13	2.30	2.22	1.98	1.97
Cu Production (tonnes)	10,898	12,638	23,536	11,178	21,835
Cu Production (000 lbs)	24,026	27,863	51,889	24,643	48,138
Cu Sold in Concentrate (tonnes)	10,094	12,469	22,562	10,586	21,018
Cu Sold in Concentrate (000 lbs)	22,253	27,488	49,741	23,339	46,338
C1 cash cost of copper produced (per lb)(1)	$0.72	$0.49	$0.60	$0.65	$0.68
Gold (NX Gold Operations)
Au Production (oz)	10,377	9,451	19,828	8,739	16,605
C1 cash cost of gold produced (per ounce)(1)	$499	$487	$494	$437	$511
AISC of gold produced (per ounce)(1)	$660	$643	$652	$593	$668
Financial Highlights ($millions, except per share amounts)
Revenues	$120.7	$122.5	$243.2	$70.8	$138.5
Gross Profit	$83.7	$82.8	$166.5	$39.5	$70.2
EBITDA(1)	$112.0	$55.2	$167.2	$23.4	$(27.2)
Adjusted EBITDA(1)	$85.5	$86.7	$172.2	$42.4	$75.9
Cash Flow from Operations	$85.1	$62.1	$147.2	$42.5	$79.8
Net Income (loss)	$84.0	$32.1	$116.0	$7.7	$(45.3)
Net income (loss) attributable to owners of the Company	$83.4	$31.7	$115.2	$7.5	$(45.2)
Per share (basic)	$0.95	$0.36	$1.31	$0.09	$(0.53)
Per share (diluted)	$0.89	$0.34	$1.24	$0.08	$(0.53)
Adjusted net income attributable to owners of the Company(1)	$53.7	$56.3	$110.0	$20.3	$41.1
Per share (basic)	$0.61	$0.64	$1.25	$0.24	$0.48
Per share (diluted)	$0.58	$0.61	$1.18	$0.22	$0.45
Cash and Cash Equivalents	$137.7	$84.6	$137.7	$51.6	$51.6
Working Capital (Deficit)(1)	$118.9	$63.5	$118.9	$(25.7)	$(25.7)
Net Debt(1)	$19.2	$74.5	$19.2	$130.9	$130.9

Footnotes

(1)	EBITDA, Adjusted EBITDA, Adjusted net income (loss) attributable to owners of the Company, Adjusted net income (loss) per share attributable to owners of the Company, Net Debt, Working Capital (Deficit), C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce) and AISC of gold produced (per ounce) are non-IFRS measures – see the Notes section of this press release for a discussion on non-IFRS Measures.

5	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

ADJUSTED EBITDA & NET INCOME (LOSS) RECONCILIATION

($ in thousands)	3 months ended June 30, 2021

Adjusted EBITDA	$85,529
Adjustments:
Unrealized foreign exchange gain on USD denominated debt in MCSA	9,993
Unrealized foreign exchange gain on derivative contracts	29,934
Realized foreign exchange loss on derivative contracts	(5,997)
Share based compensation and other	(5,692)
Incremental costs in response to COVID-19 pandemic	(1,749)
EBITDA	$112,018

Adjusted net income attributable to owners of the Company	$53,672
Adjustments for non-cash items (attributable to owners of the Company):
Unrealized foreign exchange gain on USD denominated balances in MCSA	8,712
Unrealized foreign exchange gain on derivative contracts, net of tax	25,256
Unrealized loss on interest rate derivative	(6)
Share based compensation	(2,480)
Incremental costs in response to COVID-19 pandemic	(1,735)
Reported net income attributable to owners of the Company	$83,419

NX GOLD STREAM

During the quarter, the Company entered into a definitive Precious Metals Purchase Agreement with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively, “Royal Gold”), in relation to gold production from the NX Gold Mine.

The Company will receive upfront cash consideration of $100 million for the purchase of 25% of gold produced until 93,000 ounces of gold have been delivered, decreasing to 10% of gold produced over the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received, after which it will pay 40% of the prevailing spot gold price for each ounce of gold delivered. Additional payment obligations of Royal Gold include:

i.	Up to US$5 million payable, available through the end of 2024, based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Stream at a rate of US$20 per ounce;
ii.	Up to US$5 million payable, available from 2022 through the end of 2024, based upon completion of planned meters of drilling within the exploration concessions of the NX Gold Mine at a rate of US$100 per meter; and,
iii.	US$5 per ounce of gold delivered under the NX Gold Stream payable to the Company as contribution towards ongoing ESG initiatives within the area of influence of the mine.

6	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

Proceeds from the transaction, which is expected to close during the third quarter of 2021, will significantly enhance Ero’s balance sheet strength and flexibility, offering further support to execute upon the Company’s growth strategy including advancing the Boa Esperança Project.

Please refer to the Company’s press release dated June 30, 2021 for additional information on the NX Gold Stream. Closing of the transaction is subject to the completion of certain corporate matters and customary conditions.

2021 PRODUCTION OUTLOOK

The Company is reaffirming its 2021 production guidance ranges for both the MCSA Mining Complex and the NX Gold Mine and is well-positioned to achieve the high end of both ranges. Similar to Q2 2021, mill throughput volumes and copper production in Q3 2021 are expected to be impacted by the second phase of planned mill maintenance at the MCSA Mining Complex, scheduled to begin in August 2021 and be completed before the end of the third quarter. Copper grades are expected to revert to plan in H2 2021.

Gold production from the NX Gold Mine for 2021 is expected to come from ore mined from the Santo Antonio Vein. Lower gold grades are anticipated in H2 2021 due to scheduled mine sequencing, and recovery rates, which were elevated during H1 2021 due to gold contributions from mill and foundry scrap recycling efforts, are expected to normalize in Q3 2021.

2021 Guidance(1)
MCSA Mining Complex
Tonnes Processed	2,700,000
Copper Grade (% Cu)	1.75%
Copper Recovery (%)	93.0%
Cu Production Guidance (000 tonnes)	42.0 – 45.0

NX Gold Mine
Tonnes Processed	167,000
Gold Grade (gpt)	7.20
Gold Recovery (%)	92.0%
Au Production Guidance (000 ounces)	34.5 – 37.5

(1) Guidance is based on certain estimates and assumptions, including but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical performance. Please refer to the Company’s SEDAR filings, including the Annual Information Form for the year ended December 31, 2020 and dated March 16, 2021 (the “AIF”), for complete risk factors.

7	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

2021 COST GUIDANCE

The Company is tracking towards the low end of its reaffirmed 2021 cost guidance ranges, which assume a USD:BRL foreign exchange rate of 5.00, a gold price of $1,750 per ounce and a silver price of $20.00 per ounce.

2021 Guidance
MCSA Mining Complex C1 Cash Cost Guidance (US$/lb)(1)	$0.75 – $0.85
NX Gold Mine C1 Cash Cost Guidance (US$/oz)(1)	$500 – $600
NX Gold Mine All-in Sustaining Cost (AISC) Guidance (US$/oz)(1)	$875 – $975

(1) C1 cash costs and AISC are a non-IFRS measures – see the Notes section of this press release for additional information.

2021 CAPITAL EXPENDITURE GUIDANCE

The Company is reaffirming its 2021 capital expenditure guidance, which assumes a USD:BRL foreign exchange rate of 5.00 and has been presented below in USD millions.

MCSA Operations	2021 Guidance
Pilar Mine and Caraíba Mill Complex (excluding Deepening Extension Project)	$45.0 – $50.0
Deepening Extension Project	$12.5 – $15.0
Vermelhos Mine & District(1)	$14.0 – $16.0
Surubim Open Pit Mine	$10.0 – $12.0
Boa Esperança Project	$1.0 – $1.5
Capital Expenditure Guidance	$82.5 – $94.5
Curaçá Valley Exploration	$30.0 – $35.0

NX Gold Mine	2021 Guidance
Capital Expenditure Guidance	$13.0 – $15.0
Exploration	$8.0 – $10.0
Total, NX Gold Mine	$21.0 – $25.0

(1) Vermelhos District includes open pit mining infrastructure expenditures of approximately US$6.0 million in 2021.

8	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

CONFERENCE CALL DETAILS

The Company will hold a conference call on Thursday, August 5, 2021 at 11:30 am Eastern time (8:30 am Pacific time) to discuss these results.

Date:	Thursday, August 5, 2021
Time:	11:30 am Eastern time (8:30 am Pacific time)
Dial in:	North America: 1-800-319-4610, International: +1-604-638-5340 please dial in 5-10 minutes prior and ask to join the call

Replay	North America: 1-800-319-6413, International: +1-604-638-9010
Replay Passcode:	7238

NOTES

Non-IFRS measures

Financial results of the Company are prepared in accordance with IFRS. The Company utilizes certain non-IFRS measures, including C1 cash cost of copper produced (per lb), C1 cash costs of gold produced (per ounce), AISC of gold produced (per ounce), EBITDA, Adjusted EBITDA, Adjusted net income attributable to owners of the Company, Adjusted net income per share, net debt and working capital, which are not measures recognized under IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 cash cost of copper produced (per lb.)

C1 cash cost of copper produced (per lb) is the sum of production costs, net of capital expenditure development costs and by-product credits, divided by the copper pounds produced. C1 cash costs reported by the Company include treatment, refining charges, offsite costs, and certain tax credits relating to sales invoiced to the Company’s Brazilian customer on sales. By-product credits are calculated based on actual precious metal sales (net of treatment costs) during the period divided by the total pounds of copper produced during the period. C1 cash cost of copper produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit, and is widely reported in the mining industry as benchmarks for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures.

9	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

C1 cash cost of gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

All-in Sustaining Cost of gold produced (per ounce)

All-in sustaining cost of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA

EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. Adjusted EBITDA includes further adjustments for non-recurring items and items not indicative to the future operating performance of the Company. The Company believes EBITDA and adjusted EBITDA are appropriate supplemental measures of debt service capacity and performance of its operations.

Adjusted EBITDA is calculated by removing the following income statement items:

-	Foreign exchange loss (gain)
-	Share based compensation
-	Incremental costs in response to COVID-19 pandemic

Adjusted net income attributable to owners of the Company and Adjusted net income per share attributable to owners of the Company

The Company uses the financial measure “Adjusted net income attributable to owners of the Company” and “Adjusted net income per share attributable to owners of the Company” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations.

10	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

During the period, the following non-cash or unusual adjustments to calculated adjusted net income (loss):

-	Share based compensation
-	Unrealized foreign exchange loss (gain) on USD denominated balances in MCSA
-	Unrealized loss (gain) on foreign exchange derivative contracts, net of tax
-	Incremental costs in response to COVID-19 pandemic
-	Unrealized loss (gain) on interest rate derivative contracts

Net Debt

Net debt is determined based on cash and cash equivalents, restricted cash and loans and borrowings as reported in the Company’s consolidated financial statements. The Company uses net debt as a measure of the Company’s ability to pay down its debt.

Working capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).

11	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada

TSX: ERO

NYSE: ERO

ERO COPPER CORP.
Signed: “David Strang”	For further information contact:

David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations
(604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to mineral reserve and mineral resource estimates as well as LOM plans; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Property and the Boa Esperança Property, including, but not limited to, the Company’s planned exploration, development and production activities; the significance and timing of any particular exploration program or result and the Company’s expectations for current and future exploration plans including, but not limited to, planned areas of additional exploration, the significance of any drill results or new discoveries and targets including, but not limited to, extensions of defined mineralized zones, possibilities for mine life extensions or continuity of high-grade mineralization, the recoverable value of any metals other than copper, further extensions and expansion of mineralization near the Company’s existing operations and throughout the Curaçá Valley or the NX Gold Mine, statements with respect to the importance of any new discoveries including newly identified mineral systems, the significance of re-evaluation of the Company’s past producing open pit mines, the timing and advancement of ongoing projects including the Deepening Extension Project and the re-start of the Surubim open pit mine; estimated completion dates for certain milestones; successfully adding or upgrading mineral resources and successfully developing new deposits; the costs and timing of future exploration and development including but not limited to the Deepening Extension Project at the MCSA Mining Complex; the significance of any potential optimization initiatives in connection with the Boa Esperança Property; the impact of the COVID-19 pandemic on the Company’s planned drill programs; the timing and amount of future production at the MCSA Mining Complex and the NX Gold Property; the timing and successful close of the NX Gold Stream; the Company's ability to service its ongoing obligations, the Company's future production outlook, cash costs, capital resources, expenditures, and current global macroeconomic uncertainty stemming from the COVID-19 pandemic and its impact on the Company’s business, financial condition, results of operations, cash flows and prospects.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this press release including, without limitation, assumptions about: continued effectiveness of the measures taken by the Company to mitigate the possible impact of COVID-19 on its workforce and operations; favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Property and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force conditions to remain healthy in the face of prevailing epidemics, pandemics or other health risks (including COVID-19), political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, global health, and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the AIF.

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and MINERAL Reserve Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in this press release have been prepared in accordance with NI 43-101 and are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

12	Ero Copper Corp 625 Howe Street | Suite 1050 | Vancouver | BC | V6C 2T6 | Canada